Celsion Corporation

997 Lenox Dr., Suite 100

Lawrenceville, New Jersey 08648

December 6, 2017

VIA EDGAR
Division of Corporation Finance

Office of Healthcare & Insurance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Paik and Erin Jaskot

Re: Celsion Corporation
Registration Statement on Form S-1
Filed November 14, 2017
(File No. 333-221543)

Dear Ms. Paik and Ms. Jaskot:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Celsion Corporation, a Delaware corporation (the “Registrant”), hereby requests that the effectiveness of the registration statement on Form S-1 (File No. 333-221543), as amended by Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 2, as filed with the Securities and Exchange Commission on the November 22, 2017 and December 1, 2017, respectively, be accelerated so that the registration statement becomes effective at 4:00 p.m. Eastern Time, on December 8, 2017, or as soon thereafter as practicable.

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please contact Sam Zucker of Sidley Austin LLP, counsel to the Registrant, at (650) 565-7111.

Very truly yours,

Celsion Corporation

By:	/s/ Jeffrey W. Church
Jeffrey W. Church
Senior Vice President and Chief Financial Officer (Principal Financial Officer)

cc:	Michael H. Tardugno, Chairman of the Board, President and Chief Executive Officer, Celsion Corporation Sam Zucker, Sidley Austin LLP